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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of excerpts from an interview with Duane E. Zitzner, HP's President, Computing Systems Organization. Biographical information about Mr. Zitzner follows the interview excerpts. The interview excerpts and the biographical information are available on HP's internal web site.


DUANE ZITZNER SENIOR LEADER PROFILE

HP HIGH POINTS

Over the last 12 years I've been at this company now, highlights, there are a few. One thing for sure is I've worked for some outstanding people. I think people are--just to me--are really integral because they are my most important resource. The thing is that, when it's all said and done, it is the IP of every company.

Watching, taking the California PC division, which at the time was losing a lot of money and it was really not focused, and turning it into something that was extremely successful in the company and seeing the employees grow and develop to that, seeing us to be successful in the marketplace is one of the things that certainly is a very big deal to me, if you look at over the last 12 years.

Also, the opportunity over the last couple of years to run the HP systems business. I've enjoyed that very much. We are definitely on the trajectory today to become much, much bigger in the marketplace where we are the work that we have done in many of the areas is I just think is truly outstanding. Our patch recall rate center operating system, the levels of quality we've attained, the performance levels, the functionality, our work in Itanium has been really outstanding, getting us into the storage business, the efforts we've done in software, I'm very, very proud of everybody and our accomplishments in that space.

EARLY INFLUENCES

The influences in my past that I think have helped shape where I've gotten to today, I do believe my upbringing--growing up on a farm in Wisconsin--has had a huge impact on the way I operate and what I believe is important. My ideals, sort of my value set were certainly done there by my parents, so you'd have to say they had a huge impact on me, to be honest.

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Serving in the business world with Dick Hackborn -- he has been somebody that I have spent a huge amount of time with over the years. I admire him as a strategic thinker and as a business person and he's taught me a lot about the way to operate.

I would also say that many, many hundreds and hundreds of employees that have worked for me over the years have helped shape me into what I am today through, because you try to pick up the traits of different people you know and you absorb that. I like the interactions with my employees.

THE PC BUSINESS

I think the PC business is in the forefront of where the industry is heading. If you think of the systems business as we move into Itanium, that's an industry standard chip that we're going to use in the Hewlett-Packard Company. And it's going to have a lot of the attributes of the PC business as we think ahead.

The processes and stuff you put in place, the way you go to market, the supply chains and stuff that you see in the PC business, over time will be what the systems business will commoditize into. Does not mean that there won't always be a system business, there will be. But it assumes a lot of those traits.

So, the PC business is important because it allows us to have the ability to be in the forefront of where those different parts of the industry are going. In a case of the PC business, we got to be able to be successful in that business so that we can share the viability of a lot of the other processes in the future.

STRONGER TOGETHER

The combined value of Compaq and HP together in the PC business really gives us multiple capabilities that we didn't have before.

We're going to be able to take the capabilities that both HP and Compaq have, blend them together and when we come out the other side, we're going to be able to do things that we couldn't have done before.

We'll be able to go after the direct model in a much more serious fashion than we have thus far. We'll be able to look at new kinds of products and capabilities that we hadn't done before. Look at new processes and stuff that we

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need to be able to put in place that we've never funded adequately before.
Working with the channel in new ways that we hadn't done before.

Then as we think forward about where the businesses are going to be heading, where the devices are beyond just the traditional PC devices that we think of today that fit in your home or in the office, and we get into more mobility and wireless capabilities and handheld devices that we might carry around with us and music devices and storage and image collection, capability and stuff, the ability to take the combined intellectual property of the two companies put it together, gives us the ability to move into these new frontiers in a much rapid, more rapid rate than we could have as independents.

ON INTEGRATION

It is a very, very difficult task we've undertaken. First of all, I believe very strongly that the plans we are putting in place are really excellent. They're better than anything I've ever seen in any previous acquisition that we have done in HP at least.

The detail, the thoroughness that we're going through is unbelievably great. And we've put some outstanding people [in place] to do these different areas, from Webb McKinney, and Jeff Clarke from the Compaq side, at the top, all the way down through.

So, there's a lot of good design work going in and we all know a great design that can be very properly implemented will turn out to be an excellent result in the end. So I feel really good about that.

ON LEADERSHIP

I'm sort of a what-you-see-is-what-you-get type guy. I'm really straightforward. I'm quite direct, people would say that. I have a huge desire to see the organization win and see the shareholders and the customers benefit from whatever we do.

I'm very people-oriented, very, very much so. Very team-centric, I believe very strongly that the success of the organization is the collection of lots of people. And so I believe in consensus management, but consensus doesn't mean we all have a right to vote. It means we all express our opinion, then a decision is made and we get on with it.

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My style of communication really is all facets. I answer all my own e-mail and I do a very heavy dosage of that. I certainly talk to people on the phone. There are coffee talks that I give, there are smaller level talks.

And I'm a huge believer in MBWA, Management By Walking Around, which is something that Bill and Dave really made a hallmark of HP, and I'm a huge believer that that is something that all the management should be involved with because seeing people up close and personal, there's nothing better than that, the one-to-one correspondence, because they can ask you the questions that are really on their mind. And you also get unfiltered feedback on what really is happening.

DOWN TIME

So, if you look at my free time, my down time, it's really my family. My life revolves around my job, which I think I like a lot and my family, I have two children and my wife, and it revolves strictly around those two areas for the most part. And obviously friends and all that fit into the picture, too.

LIVING THE BUSINESS

I don't like to lose money in a business. We're in it to make money, the number one corporate objective is profit for the Hewlett-Packard Company. And not making money is something that I don't like. People say I live the numbers, I live the business -- and I do.

NEW HEIGHTS FOR HP

I think the merged company is going to be awesome when we get it all together. I believe the opportunities that this will give Hewlett-Packard "NewCo" moving forward are going to be phenomenal in reach and capability and skills and in culture. I think it's going to be really, really exciting. And I think that we'll have the chance to take this company to heights and levels that we, going into this, would have not dreamed that we could have gone to.

It's going to be a difficult road to get us there. One should not underestimate the amount of energy it's going to take or how hard it's going to be. But I think we can do it. And I think that when we get on the other side of the valley, it's going to be really great. And so, I'm very much excited about it.

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I'm looking forward to being part of it. And I want to do the best I can do to help make this new company be successful. And I hope that all the people, of both HP and Compaq, all get aligned around these goals and really help drive to make this thing happen. And I think great things will happen to everything, including the stock price when we do that.

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President of HP's Computing Systems since 1999, Duane has also held senior management positions in the company's Network Architecture Lab, California PC Division, Network Server Division, Networked Systems Business Unit, Personal Information Products Group and the Computer Organization.

A lifelong techie, Duane earned a degree in mathematics from the University of Wisconsin in Madison, and completed advanced studies in computer science at the University of Minnesota in Minneapolis. Prior to joining HP, Duane held management and technical positions in software and architecture at IBM, and worked as a programmer at Univac.

Duane is married with two grown children and one grandson.

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Duane Zitzner's upbringing in the farmlands of Wisconsin was as far from the high-tech world of Silicon Valley as you can get. Yet attending a one-room school and growing up on a small farm helped foster an enduring sense of independence and responsibility in the 13-year HP veteran, qualities that have distinguished his leadership and earned him the respect of his employees.

"You can't call in people to fix things on the farm," he explains. "You have to learn how to do the work yourself. When my parents were away, we had responsibility for running the business, dealing with equipment and animals."

Duane has brought this self-sufficient, assertive, get-the-job-done approach to all his work at HP. As head of HP's Computing Systems organization, he combines a fierce competitive spirit with a disdain for bureaucracy. Energetic and focused, his eye never wavers from the prize.

"Our goal is the success of the business," he says. "We must have aligned objectives. I want no politics or things that will interfere with us getting from here to there."

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His roots also have left Duane with a deep appreciation for his role in the company and a strong commitment to those he serves. "My background is quite different than most people at HP," he observes. "I feel so honored to do what I do today. So, every day, I have to come in and earn that job for shareowners, for my employees, for my customers. That's the model I personally run with."

By his own admission, Duane "lives the business." An early riser, he's usually in the office by 6:30 a.m., making phone calls and tackling his voluminous correspondence before most of his fellow employees at the Cupertino, California, site have had their first sip of coffee. He responds to every e-mail he receives from employees, signing his messages with his trademark "Z." Admired by employees and fellow executives alike for his candor, directness and humor, he is as comfortable unveiling Superdome in front of hundreds of industry big shots as he is chatting with employees in the salad bar line.

"I'm a huge believer in MBWA, Management By Walking Around," Duane says, "which is something that Bill and Dave really made a hallmark of HP... seeing people up close and personal, there's nothing better than that."

In his current role at the helm of Computing Systems, Duane oversees the development and manufacturing of the company's computer products and systems for business customers. The organization includes servers, storage, software and operating systems. Named to lead the Personal Systems Group in the new company, Duane will be returning to familiar terrain -- the PC business. He led the company's entry into the PC-based server business in the early 1990s. Duane presided over the company's meteoric rise in home PCs late in the decade. He's enthusiastic about the next set of opportunities ahead for the new HP.

"I think the PC business is in the forefront of where the industry is heading," he says. "The combined value of Compaq and HP really gives us multiple capabilities that we didn't have before."

While he acknowledges that integrating HP and Compaq will be no small task, he is impressed by the detailed planning behind the scenes. The thoroughness with which the integration team is planning, is "unbelievably great," he says.

Both companies share a strong commitment to winning in the marketplace, he notes, and he has no doubt that's exactly

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what the new HP will do. "I think the merged company is going to be awesome when we get it all together," Duane says. "I believe the opportunities that this will give Hewlett-Packard 'NewCo' moving forward are going to be phenomenal in reach and capability and skills and culture."

"We'll have the chance to take this company to new heights and levels that we, going into this, would not have dreamed we could have gone to."

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's amended registration statement on Form S-4 filed on January 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Shareowners, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

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